FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES

CONSOLIDATED RESULTS FOR THE THIRD QUARTER OF 2009

(Santiago, Chile, December 3, 2009) Madeco S.A. (“Madeco”) (Public, OTC: MADKY; prior NYSE ticker: MAD) announced its consolidated financial results in IFRS from IASB1 for the third quarter of 2009 which ended September 30, 2009. All figures are expressed in U.S. Dollars2. Historic financial information was calculated using the equivalent currency conversion for each amount on the corresponding date.

Madeco Highlights

  For the third quarter of the year, the Company reported a net income of US$195 thousand, lower than the US$114,865 thousand reported for the same period of 2008. The decline in profits derived from extraordinary profit obtained in 2008 due to the sale of the Wire & Cable unit of the Company. While comparing both periods, if the variation of the net income is divided into discontinued and continuing operations, the first group obtained a drop of US$119,515 thousand (sale of the Wire & Cable unit in 2008, as explained before), offset by the increment of US$4,845 thousand obtained by continuing operations.
  From this point on, this press release considers only continuing operations, except when expressly mentioned (as Wire & Cable unit or discontinued operation).
  Revenues in 3Q09 decreased by 21.8% compared to 3Q08, reaching US$93,879 thousand, explained by lower volumes sales (a reduction of 21.5%) and reduced prices of the Company’s raw materials (mainly copper and aluminum) in comparison with 3Q08. Profiles units reduced its volume sales by 44.4% (highly related to the Chilean construction industry), followed by the drop of 31.3% and 12.9% of Brass Mills and Packaging units respectively.
  Madeco’s subsidiaries presented a mixed operational performance in the third quarter of the year. On one side, the Packaging unit achieved higher profits compared to the year before; on the other side, the Profiles and Brass Mills units obtained a lower performance due to lower volumes sold in the 3Q09 compared to 2008. Operating income in 3Q09 declined by US$1,043 thousand compared to 3Q08, reaching US$7,587 thousand. This reduction was mostly attributable to a lower gross margin of US$2,508 thousand, offset by lower selling, general and administrative expenses of US$1,465 thousand.
  As of the third quarter of 2009, cash and cash equivalents amounted to US$119,418 thousand compared to the initial balance of US$242,851 thousand. This is mainly explained by a the dividend paid by the Company at the beginning of 2Q09, the gains obtained by the subsidiaries of the Company during 2009 and the payment of the income tax of 2008.
  As was posted on June 23, 2009, Madeco announced its voluntary decision to delist its ADS from the New York Stock Exchange, terminate the ADR program with the Bank of New York Mellon, as depositary and eventually deregister with the Securities and Exchange Commission. On July 17, 2009, Madeco filed the Form 25 with the SEC and the NYSE, so Delisting became effective on July 27, 2009. On October 10, 2009, the contract and the ADR program between Madeco and the Bank of New York Mellon ended. Finally from October 11, 2009, to January 8, 2010, the holders of Madeco have to decide if they want to sell their ADS or convert them into Chilean common stocks.

1From 2009 Madeco adopted the IFRS financial reporting standard for its financial statements. Historic data were accounted based on the same reporting standard.

2As part of the implementation of IFRS financial reporting standard, the Company defined the U.S Dollar as its “base currency”.

  Highlights of the Income Statement (Exhibits 1 and 2)

Net Income

Net income for 3Q09 of the continuing operations of Madeco reached an increase of US$4,845 thousand (from a loss of US$4,688 to a gain of US$157 thousand), driven by higher other incomes of the Company (financial, exchange rate effects, etc.), partially balanced by a decrease in operating income. The drop in net income of discontinued operations in the 3Q09 is explained by the extraordinary gain obtained in 2008 after the sale of the Wire & Cable unit. If both effects are added, the Company reached a lower gain in 3Q09 compared to 3Q08, as explained before due to the extraordinary profit obtained in 2008.

Revenues

Revenues in 3Q09 were US$93,879 thousand, a 21.8% lower than the same quarter of 2008. The reduction in consolidated revenues is mainly explained by lower volumes sales of 21.5% and lower prices of raw materials. The lower volume sales are enlightened by the reductions derived from the Brass Mills and Profiles units.

Gross Margin

Gross margin in 3Q09 was US$18,435 thousand, 12.0% lower than the US$20,943 thousand reported in 3Q08 as a result of a 21.8% decrease in revenues and a 23.9% decrease in cost of sales. The reduced gross margin was mainly explained by lower volumes sold, offset by the operational plans adopted by the Company in order to improve or maintain margins despite lower volume sales. As percentage of sales, gross margin climbed from 17.4% to 19.6%.

Operating Income3

Operating income for 3Q09 amounted to US$7,587 thousand, from US$8,630 thousand obtained in the same period the year before. The reduction of the operational income derived from the lower results obtained from the Profiles and Brass Mills units, derived mainly from lower volumes sold, counterbalanced by higher gains of the Packaging unit.

Other Income (Loss)4

Considering financial results, exchange differences and other incomes non-related to operations; Madeco obtained a gain of US$180 thousand which compares favorably with the loss of US$4,119 thousands as of September 2008. The higher gain derived from a lower balance of financial expenses of US$2,358 thousands (by the end of 3Q08, the Company had a higher balance of financial debt in order to finance reorganization process needed to sale the Wire & Cable unit, this debt was paid during the 4Q08) and a favorable exchange difference of US$1,804.

Income Tax

Income tax for continuing operations in September 2009 totaled US$3,951 thousand, compared to US$7,337 thousand of 2008, explained by the reduction of a provision on the valuation of deferred tax assets/liabilities, offset by tax provisions recognized by the subsidiaries of the Company.

Minority Interest

While in 3Q09 the Company’s minority interest charges (reflecting mainly the portion of earnings/losses corresponding to the participation of minority shareholders in the subsidiaries Peruplast, Alusa and Indalum) amounted to US$2,875 thousand, in 3Q08 totalized US$1,615 thousand mainly as result of the higher profits obtained in Alusa and Peruplast.

3 Estimated as the sum of: gross margin, R&D expenses, distribution costs, marketing and administrative expenses.

4 Estimated as the sum of: Other income of operations, Equity in earning (losses) of related companies, Other general expenses of operations, Financial expenses, Price-level restatement, and Other Incomes (losses) & Others effects.

  Analysis by Business Unit (Exhibits 3 to 6)
Packaging

Revenues observed a minor difference between 3Q09 and 3Q08 from US$53,688 thousand to US$53,419 thousand respectively, as a result of lower volumes sold and increased selling prices. Volume sales for 3Q09 decreased by 12.9% in comparison with sales obtained in 3Q08.

Compared to 3Q08, cost of sales dropped by 1.6% in 3Q09 from US$41,608 thousand to US$40,922 thousand. Costs as percentage of sales varied from 77.5% to 76.6%.

Gross margin grew by 3.5% from US$12,080 thousand in 3Q08 to US$12,497 thousand in 3Q09, mainly due to the good performance of the Peruvian subsidiary, offset by the results of the Argentinean and Chilean subsidiaries. Additionally, this improvement in margins is explained by the cost reduction plans adopted by the subsidiaries of the Company.

Selling, general and administrative expenses amounted to US$3,969 thousand in 3Q09 a rise of 6.4% in contrast with the US$3,729 thousand of 3Q08. As a percentage of sales, SG&A varied from 6.9% to 7.4% in 3Q09, due to higher expenses obtained in Chile and Peru, offset by lower expenses of Argentina.

Operating income in 3Q09 was US$8,528 thousand compared to US$8,351 thousand in 3Q08, attributable to the good performance of the Peruvian subsidiary counterbalanced by the drop obtained in the Chilean and Argentinean facilities.

Brass Mills

Revenues in 3Q09 reached to US$27,874 thousand, 38.6% lower than the US$45,371 thousand reported in 3Q08. This was due to a drop of volumes sold (reduction of 31.3%) and lower LME copper price in the 3Q09 compared to 3Q08.

Cost of sales showed a reduction of 38.6% as a result of lesser volume sales and lower prices of copper. As percentage of sales, costs varied slightly from 90.0% to 89.9%.

Gross margin in September 2009 was US$2,805 thousand 38.4% lower than the margin of 2008. As percentage of sales gross margin in 2009 was 10.1% (in 2008 was 10.0%), explained by lower volumes sold, offset by the execution of plans to achieve operational efficiencies and in the case of exports an improved exchange rate (approximately 5.7% higher).

Selling, general and administrative expenses decreased by 38.1%, from US$3,877 thousand to US$2,401 thousand, derived mainly from lower distribution costs balanced by higher commercial activity and other general administrative expenses.

Operating income totaled US$404 thousand in 3Q09 compared to the US$674 thousand of 3Q08, due to lower selling, general and administrative expenses and decreased gross margin.

Profiles

Revenues in 3Q09 reached to US$12,586 thousand, 40.2% lower than the US$21,050 thousand reported in 3Q08. This was due to lower volumes sold (44.4%), reflecting the lower activity of the Chilean construction market, nevertheless this lower activity trend is expected to change in the forth coming quarters.

Cost of sales decreased by 43.5%, from US$16,738 thousand in 3Q08 to US$9,453 thousand in 3Q09 explained by lower volume sold, the efforts made by the Company to reduce production costs and a lower difference between inventories sold and market prices (inventories were adjusted to market price by the end of June 30, 2009).

Gross margin in September 2009 was US$3,133 thousands less than the US$4,312 thousands of September 2008, as percentage over sales the ratio varied positively from 20.5% to 24.9%.

Selling, general and administrative expenses decreased 12.8%, from US$3,281 thousand to US$2,860 thousand in 3Q09, attributable to lower distribution costs counterbalanced by higher administrative expenses (e.g. lawyers, consultancy fees, etc.).

Operating income for 3Q09 totaled US$273 thousand lower than the US$1,031 thousand reported in 3Q08, due to higher selling, general and administrative expenses, offset by the growth of gross margin.

Investments

This segment was created based on the interpretation of international accounting standards, due to the significance of the Company's investments (i.e. cash, time deposits and shares of Nexans received after the sale of the Wire & Cable unit). Along with other assets that were defined as investments (e.g. assets for lease).

As of September 30, 2009, this unit has no revenues. Selling, general and administrative expenses reflect mainly the Company’s corporate expenses. Despite having a negative operating income, the unit obtained in the third quarter of 2009 approximately US$385 thousands as financial income (interest related to time deposits held by the Company, net from financial expenses).

  Balance Sheet Analysis (Exhibit 7)
Assets

The Company’s assets as of September 30, 2009 amounted to US$758,537 thousand, a reduction of 12.7% from US$869,125 thousand as reported on December 31, 2008.

Current Assets of Continuing Operations

Amounted to US$320,530 thousand 34.0% lower than the US$485,967 thousand as of December 2008, explained by lower cash and cash equivalents (US$123,371 thousand), Inventories (US$19,376 thousand) and accounts receivables from income tax (US$13,691 thousand). The reduction in cash and cash equivalent (mainly time deposits) is caused by the payment of dividend in early April 2009, the income tax of 2008 and the payment of the corresponding installments of financial debts. The observed decline in inventories was due to Company’s efforts to reduce its inventories.

Non Current Assets

Amounted to US$435,793 thousand, representing an increase of 14.9% compared to the end of 2008. The higher balance derived from the greater value of the investment in Nexans, explained by the upper market value of Nexans’ share and the appreciation of the euro against the U.S. dollar. It should be pointed that, in accordance with the new accounting and financial standards adopted by Madeco, the investment in Nexans as of December 2008 was reduced due to implementation of an impairment.

Other Assets (Non-current Assets Held for Sale and Discontinued Operations)

Recorded US$2,214 thousand compared to the US$4,002 thousand of 4Q08, due to the sale of the machinery and equipment held for sale, partially offset by higher balances of other assets.

Liabilities

Total liabilities as of September 30, 2009 amounted to US$171,832 thousand lower than the US$226,919 thousand as of December 2008, derived from the payment of the Company’s dividend, the payment of the income tax of the fiscal year 2008 and the payment of current financial debt.

Financial & Bank Debt

The Company's bank debt comprises liabilities that the Company has with banks and financial institutions (interest-bearing liabilities) and leasing related to the assets of the Packaging unit, amounted to US$79,880 thousand as of September 30, 2009, representing a reduction of 15.9% in comparison to the end of the previous year, due to the differences between the payment of loans (net from the loans taken) and the fluctuations of loans of the Company in other currencies than the U.S. dollar.

Shareholders’ Equity

As of September 30, 2009 shareholders’ equity amounted US$586,705 thousand, which represents a decrease of 8.6% compared to end of 2008.

Paid Capital

Amounted US$400,938 thousand by the end of the third quarter of 2009, a slight reduction of US$12 thousand compared to December 2008.

Shares Portfolio

As of September 2009, there was no balance of shares held by the Company. In December 2008 the balance was US$18 thousand.

Other Reserves (Reserves)

Appointed US$110,452 thousand by the end of September 2009, higher than the balance of US$64,074 thousand reached at the end of 2008, mainly due to the increased value of the investment of Nexans. Should be noted that the investment in Nexans is counted as a financial asset, so unless a significant impairment is observed either in the exchange rate between the U.S. dollar and Euro and/or the value of the shares of Nexans any difference is recognized as a reserve.

Minority Interest

Amounted to US$41,562 thousand in 3Q09 compared to the balance of US$37,767 thousand as of 4Q08, due to the profits obtained in the subsidiaries where the Company has minority shareholders (i.e. Peruplast, Alusa and Indalum).

Retained Earnings / (Accumulated Losses)

Retained earnings for the period totalized US$33,753 thousand lower than the US$139,433 thousand posted as of 4Q08. The difference between both balances is explained by the payment of the dividend of the Company from the net income of 2008.

For further information contact:
Jose Luis Valdes
Head of Investor Relations
 Tel. : (56 2) 520-1388
Fax : (56 2) 520-1545
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

***************

Exhibit 1: Consolidated Income Statement
(Third Quarter)

	Thousand of US$
	3Q08	3Q09	% Variation

Revenues	120,109	93,879	-21.8%
COGS	(99,166)	(75,444)	-23.9%
Gross Margin	20,943	18,435	-12.0%
SG&A	(12,313)	(10,848)	-11.9%
Operating Income	8,630	7,587	-12.1%

Other income of operations	1,098	727	-33.8%
Equity in earning (losses) of related companies	-	-	0.0%
Other general expenses of operations	(1,047)	(539)	-48.5%
Financial expenses	(3,714)	(1,356)	-63.5%
Price-level restatement	(456)	1,348	-395.6%
Other Incomes (losses) & Others effects	14	(784)	-5700.0%
Income (Loss) before income taxes	4,525	6,983	54.3%
Income tax	(7,337)	(3,951)	-46.1%
Income (Loss) form continued operations	(2,812)	3,032	-207.8%
Income (Loss) form discontinued operations	119,292	38	-100.0%
Net Income (Loss)	116,480	3,070	-97.4%

Net Income (Loss) attributable to minority interest	1,615	2,875	78.0%
Net Income (Loss) attributable to controller	114,865	195	-99.8%

Gross Margin / Revenues	17.4%	19.6%
SG&A / Revenues	10.3%	11.6%
Operating Income / Revenues	7.2%	8.1%

Exhibit 2: Consolidated Income Statement
(YTD September)

	Thousand of US$
	YTD Sep 08	YTD Sep 09	% Variation

Revenues	341,492	262,429	-23.2%
COGS	(289,732)	(216,254)	-25.4%
Gross Margin	51,760	46,175	-10.8%
SG&A	(33,639)	(32,093)	-4.6%
Operating Income	18,121	14,082	-22.3%

Other income of operations	2,207	11,902	439.3%
Equity in earning (losses) of related companies	-	-	0.0%
Other general expenses of operations	(2,098)	(3,543)	68.9%
Financial expenses	(10,382)	(5,351)	-48.5%
Price-level restatement	(2,180)	10,640	-588.1%
Other Incomes (losses) & Others effects	45	(2,346)	-5313.3%
Income (Loss) before income taxes	5,713	25,384	344.3%
Income tax	(7,998)	3,706	-146.3%
Income (Loss) form continued operations	(2,285)	29,090	-1373.1%
Income (Loss) form discontinued operations	148,766	175	-99.9%
Net Income (Loss)	146,481	29,265	-80.0%

Net Income (Loss) attributable to minority interest	4,216	7,478	77.4%
Net Income (Loss) attributable to controller	142,265	21,787	-84.7%

Gross Margin / Revenues	15.2%	17.6%
SG&A / Revenues	9.9%	12.2%
Operating Income / Revenues	5.3%	5.4%

Exhibit 3: EBITDA by Business Unit
(Third Quarter)

3Q08
Thousand of US$	Investmens	Brass Mills	Packaging	Profiles	Total

Revenues	-	45,371	53,688	21,050	120,109
COGS	-	(40,820)	(41,608)	(16,738)	(99,166)
Gross Income	-	4,551	12,080	4,312	20,943
SG&A	(1,426)	(3,877)	(3,729)	(3,281)	(12,313)
Operating Income	(1,426)	674	8,351	1,031	8,630
EBITDA	(1,365)	1,584	10,240	1,803	12,262

Gross Margin	N/A	10.0%	22.5%	20.5%	17.4%
SG&A / Sales	N/A	8.5%	6.9%	15.6%	10.3%
EBITDA Margin	N/A	3.5%	19.1%	8.6%	10.2%

Segment Contribution
% Revenues	0.0%	37.8%	44.7%	17.5%	100.0%
% EBITDA	-11.1%	12.9%	83.5%	14.7%	100.0%

3Q09
Thousand of US$	Investmens	Brass Mills	Packaging	Profiles	Total

Revenues	-	27,874	53,419	12,586	93,879
COGS	-	(25,069)	(40,922)	(9,453)	(75,444)
Gross Income	-	2,805	12,497	3,133	18,435
SG&A	(1,618)	(2,401)	(3,969)	(2,860)	(10,848)
Operating Income	(1,618)	404	8,528	273	7,587
EBITDA	(1,609)	1,429	10,709	1,148	11,677

Gross Margin	N/A	10.1%	23.4%	24.9%	19.6%
SG&A / Sales	N/A	8.6%	7.4%	22.7%	11.6%
EBITDA Margin	N/A	5.1%	20.0%	9.1%	12.4%

Segment Contribution
% Revenues	0.0%	29.7%	56.9%	13.4%	100.0%
% EBITDA	-13.8%	12.2%	91.7%	9.8%	100.0%

2009 versus 2008
% change	Investmens	Brass Mills	Packaging	Profiles	Total

Revenues	0.0%	-38.6%	-0.5%	-40.2%	-21.8%
COGS	0.0%	-38.6%	-1.6%	-43.5%	-23.9%
Gross Income	0.0%	-38.4%	3.5%	-27.3%	-12.0%
SG&A	13.5%	-38.1%	6.4%	-12.8%	-11.9%
Operating Income	13.5%	-40.1%	2.1%	-73.5%	-12.1%
EBITDA	17.9%	-9.8%	4.6%	-36.3%	-4.8%

Exhibit 4: EBITDA by Business Unit
(YTD September)

YTD Sep 08
Thousand of US$	Investmens	Brass Mills	Packaging	Profiles	Total

Revenues	-	126,052	158,503	56,937	341,492
COGS	-	(113,850)	(129,648)	(46,234)	(289,732)
Gross Income	-	12,202	28,855	10,703	51,760
SG&A	(3,673)	(11,534)	(10,192)	(8,240)	(33,639)
Operating Income	(3,673)	668	18,663	2,463	18,121
EBITDA	(3,494)	3,459	25,345	4,750	30,060

Gross Margin	N/A	9.7%	18.2%	18.8%	15.2%
SG&A / Sales	N/A	9.2%	6.4%	14.5%	9.9%
EBITDA Margin	N/A	2.7%	16.0%	8.3%	8.8%

Segment Contribution
% Revenues	0.0%	36.9%	46.4%	16.7%	100.0%
% EBITDA	-11.6%	11.5%	84.3%	15.8%	100.0%

YTD Sep 09
Thousand of US$	Investmens	Brass Mills	Packaging	Profiles	Total

Revenues	-	74,950	150,925	36,554	262,429
COGS	-	(64,078)	(118,172)	(34,004)	(216,254)
Gross Income	-	10,872	32,753	2,550	46,175
SG&A	(4,347)	(8,041)	(10,693)	(9,012)	(32,093)
Operating Income	(4,347)	2,831	22,060	(6,462)	14,082
EBITDA	(4,314)	5,477	28,669	(3,893)	25,939

Gross Margin	N/A	14.5%	21.7%	7.0%	17.6%
SG&A / Sales	N/A	10.7%	7.1%	24.7%	12.2%
EBITDA Margin	N/A	7.3%	19.0%	-10.6%	9.9%

Segment Contribution
% Revenues	0.0%	28.6%	57.5%	13.9%	100.0%
% EBITDA	-16.6%	21.1%	110.5%	-15.0%	100.0%

2009 versus 2008
% change	Investmens	Brass Mills	Packaging	Profiles	Total

Revenues	0.0%	-40.5%	-4.8%	-35.8%	-23.2%
COGS	0.0%	-43.7%	-8.9%	-26.5%	-25.4%
Gross Income	0.0%	-10.9%	13.5%	-76.2%	-10.8%
SG&A	18.4%	-30.3%	4.9%	9.4%	-4.6%
Operating Income	18.4%	323.8%	18.2%	-362.4%	-22.3%
EBITDA	23.5%	58.3%	13.1%	-182.0%	-13.7%

Exhibit 5: EBITDA by Business Unit and Country
(Third Quarter)

	3Q08							3Q09
	Thousand of US$							Thousand of US$
	Chile						Investments	Chile						Investments

Tons (Third parties)	0						0	0						0
Tons (Intercompany)	0						0	0						0
Tons (Total)	0						0	0						0

Revenues (Third parties)	0						0	0						0
Revenues (Intercompany)	0						0	0						0
Total revenues	0						0	0						0
COGS	0						0	0						0
Gross Income	0						0	0						0
SG&A	(1,426)						(1,426)	(1,618)						(1,618)
Operating Income	(1,426)						(1,426)	(1,618)						(1,618)
EBITDA	(1,365)						(1,365)	(1,609)						(1,609)

Gross Margin	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA Margin	-	-	-	-	-	-	-	-	-	-	-	-	-	-

	Chile	Peru	Argentina			Interco.	Packaging	Chile	Peru	Argentina			Interco.	Packaging

Tons (Third parties)	4,301	6,169	2,088			0	12,558	3,960	4,683	2,295			0	10,938
Tons (Intercompany)	199	0	0			(199)	0	0	0	0			0	0
Tons (Total)	4,500	6,169	2,088			(199)	12,558	3,960	4,683	2,295			0	10,938

Revenues (Third parties)	17,103	23,389	13,196			0	53,688	15,525	24,059	13,835			0	53,419
Revenues (Intercompany)	866	0	0			(866)	0	1,564	0	0			(1,564)	0
Total revenues	17,969	23,389	13,196			(866)	53,688	17,089	24,059	13,835			(1,564)	53,419
COGS	(13,502)	(18,997)	(10,407)			1,298	(41,608)	(13,923)	(17,273)	(11,473)			1,747	(40,922)
Gross Income	4,467	4,392	2,789			432	12,080	3,166	6,786	2,362			183	12,497
SG&A	(1,327)	(1,258)	(1,040)			(104)	(3,729)	(1,473)	(1,648)	(900)			52	(3,969)
Operating Income	3,140	3,134	1,749			328	8,351	1,693	5,138	1,462			235	8,528
EBITDA	3,395	4,310	2,207			328	10,240	2,560	6,007	1,963			179	10,709

Gross Margin	24.9%	18.8%	21.1%	-	-	-	22.5%	18.5%	28.2%	17.1%	-	-	-	23.4%
EBITDA Margin	18.9%	18.4%	16.7%	-	-	-	19.1%	15.0%	25.0%	14.2%	-	-	-	20.0%

	Chile	Coin Blanks	Argentina			Interco.	Brass Mills	Chile	Coin Blanks	Argentina			Interco.	Brass Mills

Tons (Third parties)	3,978	67	467			0	4,512	2,657	16	426			0	3,099
Tons (Intercompany)	284	0	0			(284)	0	264	0	0			(264)	0
Tons (Total)	4,262	67	467			(284)	4,512	2,921	16	426			(264)	3,099

Revenues (Third parties)	34,372	4,418	6,581			0	45,371	23,442	1,584	2,848			0	27,874
Revenues (Intercompany)	6,170	0	0			(6,170)	0	1,992	869	0			(2,861)	0
Total revenues	40,542	4,418	6,581			(6,170)	45,371	25,434	2,453	2,848			(2,861)	27,874
COGS	(37,398)	(3,675)	(5,917)			6,170	(40,820)	(23,659)	(1,892)	(2,464)			2,946	(25,069)
Gross Income	3,144	743	664			0	4,551	1,775	561	384			85	2,805
SG&A	(2,747)	(193)	(932)			(5)	(3,877)	(1,487)	(323)	(590)			(1)	(2,401)
Operating Income	397	550	(268)			(5)	674	288	238	(206)			84	404
EBITDA	1,038	679	48			(181)	1,584	949	370	(68)			178	1,429

Gross Margin	7.8%	16.8%	10.1%	-	-	-	10.0%	7.0%	22.9%	13.5%	-	-	-	10.1%
EBITDA Margin	2.6%	15.4%	0.7%	-	-	-	3.5%	3.7%	15.1%	-2.4%	-	-	-	5.1%

	Chile						Profiles	Chile						Profiles

Tons (Third parties)	2,760						2,760	1,534						1,534
Tons (Intercompany)	0						0	0						0
Tons (Total)	2,760						2,760	1,534						1,534

Revenues (Third parties)	21,050						21,050	12,586						12,586
Revenues (Intercompany)	0						0	0						0
Total revenues	21,050						21,050	12,586						12,586
COGS	(16,738)						(16,738)	(9,453)						(9,453)
Gross Income	4,312						4,312	3,133						3,133
SG&A	(3,281)						(3,281)	(2,860)						(2,860)
Operating Income	1,031						1,031	273						273
EBITDA	1,803						1,803	1,148						1,148

Gross Margin	20.5%	-	-	-	-	-	20.5%	24.9%	-	-	-	-	-	24.9%
EBITDA Margin	8.6%	-	-	-	-	-	8.6%	9.1%	-	-	-	-	-	9.1%

Exhibit 6: EBITDA by Business Unit and Country
(YTD September)

	YTD Sep 08							YTD Sep 09
	Thousand of US$							Thousand of US$
	Chile						Investments	Chile						Investments

Tons (Third parties)	0						0	0						0
Tons (Intercompany)	0						0	0						0
Tons (Total)	0						0	0						0

Revenues (Third parties)	0						0	0						0
Revenues (Intercompany)	0						0	0						0
Total revenues	0						0	0						0
COGS	0						0	0						0
Gross Income	0						0	0						0
SG&A	(3,673)						(3,673)	(4,347)						(4,347)
Operating Income	(3,673)						(3,673)	(4,347)						(4,347)
EBITDA	(3,494)						(3,494)	(4,314)						(4,314)

Gross Margin	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA Margin	-	-	-	-	-	-	-	-	-	-	-	-	-	-

	Chile	Peru	Argentina			Interco.	Packaging	Chile	Peru	Argentina			Interco.	Packaging

Tons (Third parties)	9,133	17,862	5,786			0	32,781	8,422	16,281	5,714			0	30,417
Tons (Intercompany)	834	0	0			(834)	0	1,421	0	0			(1,421)	0
Tons (Total)	9,967	17,862	5,786			(834)	32,781	9,843	16,281	5,714			(1,421)	30,417

Revenues (Third parties)	51,610	72,264	34,629			0	158,503	47,738	68,286	34,901			0	150,925
Revenues (Intercompany)	2,753	0	0			(2,753)	0	1,985	0	0			(1,985)	0
Total revenues	54,363	72,264	34,629			(2,753)	158,503	49,723	68,286	34,901			(1,985)	150,925
COGS	(44,425)	(59,351)	(28,588)			2,716	(129,648)	(40,410)	(50,571)	(29,159)			1,968	(118,172)
Gross Income	9,938	12,913	6,041			(37)	28,855	9,313	17,715	5,742			(17)	32,753
SG&A	(3,489)	(4,013)	(2,688)			(2)	(10,192)	(3,672)	(4,510)	(2,514)			3	(10,693)
Operating Income	6,449	8,900	3,353			(39)	18,663	5,641	13,205	3,228			(14)	22,060
EBITDA	8,710	12,108	4,565			(38)	25,345	7,966	16,008	4,663			32	28,669

Gross Margin	18.3%	17.9%	17.4%	-	-	-	18.2%	18.7%	25.9%	16.5%	-	-	-	21.7%
EBITDA Margin	16.0%	16.8%	13.2%	-	-	-	16.0%	16.0%	23.4%	13.4%	-	-	-	19.0%

	Chile	Coin Blanks	Argentina			Interco.	Brass Mills	Chile	Coin Blanks	Argentina			Interco.	Brass Mills

Tons (Third parties)	12,453	184	1,526			0	14,163	9,602	54	1,212			0	10,868
Tons (Intercompany)	1,630	0	0			(1,630)	0	700	0	0			(700)	0
Tons (Total)	14,083	184	1,526			(1,630)	14,163	10,302	54	1,212			(700)	10,868

Revenues (Third parties)	91,421	11,531	23,100			0	126,052	58,985	7,302	8,663			0	74,950
Revenues (Intercompany)	39,241	0	0			(39,241)	0	4,164	1,286	0			(5,450)	0
Total revenues	130,662	11,531	23,100			(39,241)	126,052	63,149	8,588	8,663			(5,450)	74,950
COGS	(122,687)	(10,016)	(21,144)			39,997	(113,850)	(57,196)	(5,188)	(7,238)			5,544	(64,078)
Gross Income	7,975	1,515	1,956			756	12,202	5,953	3,400	1,425			94	10,872
SG&A	(8,431)	(674)	(2,417)			(12)	(11,534)	(4,942)	(1,167)	(1,932)			0	(8,041)
Operating Income	(456)	841	(461)			744	668	1,011	2,233	(507)			94	2,831
EBITDA	1,499	1,240	133			587	3,459	2,819	2,626	(91)			123	5,477

Gross Margin	6.1%	13.1%	8.5%	-	-	-	9.7%	9.4%	39.6%	16.4%	-	-	-	14.5%
EBITDA Margin	1.1%	10.8%	0.6%	-	-	-	2.7%	4.5%	30.6%	-1.1%	-	-	-	7.3%

	Chile						Profiles	Chile						Profiles

Tons (Third parties)	8,298						8,298	4,604						4,604
Tons (Intercompany)	0						0	0						0
Tons (Total)	8,298						8,298	4,604						4,604

Revenues (Third parties)	56,937						56,937	36,554						36,554
Revenues (Intercompany)	0						0	0						0
Total revenues	56,937						56,937	36,554						36,554
COGS	(46,234)						(46,234)	(34,004)						(34,004)
Gross Income	10,703						10,703	2,550						2,550
SG&A	(8,240)						(8,240)	(9,012)						(9,012)
Operating Income	2,463						2,463	(6,462)						(6,462)
EBITDA	4,750						4,750	(3,893)						(3,893)

Gross Margin	18.8%	-	-	-	-	-	18.8%	7.0%	-	-	-	-	-	7.0%
EBITDA Margin	8.3%	-	-	-	-	-	8.3%	-10.6%	-	-	-	-	-	-10.6%

Exhibit 7: Consolidated Balance Sheet

	Thousand of US$ (1)
	YTD Dic 08	YTD Sep 09

Cash & cash equivalents	242,769	119,398
Financial assets at fair value with changes reflected on results	-	-
Accounts receivable short term	92,354	90,293
Accounts receivable from related companies short term	395	241
Inventories	85,000	65,624
Hedging Assets, current	1,375	44
Prepaid expenses and others	1,470	4,329
Accounts receivable from current taxes	20,909	7,218
Other current assets	41,695	33,383
Current Assets from Continuing Operations	485,967	320,530
Non-current assets and groups in disappropriation held for sale	4,002	2,214
Total Current Assets	489,969	322,744

Financial assets for sale, non-current	151,830	207,535
Property, plant and equipment	191,254	188,588
Trade debtors and other receivables, net, non-current	278	185
Intangible Assets, Net	1,807	2,152
Investment Properties	5,842	5,408
Deferred tax assets	17,554	15,457
Hedging assets, non-current	-	12
Others	10,591	16,456
Total Non-Current Assets	379,156	435,793
	-	-
ASSETS	869,125	758,537

Interest-bearing loans, current	46,220	41,307
Other financial liabilities, current	3,487	3,709
Trade accounts payable and other accounts payable, current	34,785	41,625
Accounts payable to related companies, current	694	10
Provisions, current	11,800	16,138
Payable accounts of current Tax	37,663	3,278
Other liabilities, current	16,745	198
Deferred revenue, current	955	1,046
Post employment benefit obligation, current	834	404
Hedging Liabilities, current	32	196
Total current liabilities from continuing operations	153,215	107,911
Included liabilities in groups in disappropriation held for sale	3	2
Total Current Liabilities	153,218	107,913

Interest-bearing loans, non-current	31,754	21,185
Other financial liabilities, non current	13,465	13,679
Provisions, Non-current	795	736
Deferred tax liabilities	23,067	22,304
Post employment benefit obligation, non-current	3,406	4,919
Hedging liabilities, non-current	1,051	1,095
Other	163	1
Total Non-Current Liabilities	73,701	63,919

Issued Capital	400,950	400,938
Shares Portfolio	(18)	-
Other Reserves	64,074	110,452
Accumulate results (losses)	139,433	33,753
Equity Attributable to Controller	604,439	545,143
Minority Interest	37,767	41,562
Total Shareholders' Equity	642,206	586,705

LIABILITIES AND SHAREHOLDERS' EQUITY	869,125	758,537

1 Exchange rate on September 30 2009 US$1.00 = 550.36
1 Exchange rate on September 30 2008 US$1.00 = 551.31

Exhibit 8: Consolidated Statement of Cash Flow

	Thousand of US$ (1)
	YTD Sep 08	YTD Sep 09

Amounts Collected from Customers	1,432,866	320,182
Payments to Suppliers	(1,319,491)	(235,134)
Compensation Paid	(41,623)	(34,390)
Payments related to Restructuring Plans	-	(304)
Payments received and transmitted by Value Added Tax	(8,540)	(810)
Other receipts (payments)	3,719	2,511
Total cash flow by (Used in) Operations	66,931	52,055
Amounts received as dividends, Classifieds as Operation	-	7,360
Amounts received as interest, Classifieds as Operation	3,606	4,029
Interest payments Classified as Operations	(14,149)	(5,210)
Amounts Received by Income Tax Returned	-	768
Payments for Income Tax	(16,412)	(26,101)
Other inputs (outputs) from Other Operating Activities	31,378	2,400
Total cash flow by (Used in) Operating Activities	4,423	(16,754)
Net Cash Flows from (Used in) Operating Activities	71,354	35,301

Amounts received by disposal of Non-current Assets Held for Sale and Discontinued Operations	325,955	8,615
Amounts received by disappropriation Property, Plant and Equipment	100	45
Amounts received by Interest received classified as Investment	-	646
Incorporation of property, plant and equipment	(39,086)	(9,398)
Payments to Acquire Investment Property	(1,944)	-
Payments to Acquire Intangible Assets	(358)	(463)
Payments to acquire subsidiaries, net of cash acquired	(2,936)	-
Other Disbursements	(4,500)	-
Net Cash Flows from (Used in) Investing Activities	277,231	(555)

Loans Borrowed	405,130	16,642
Loan payments	(344,288)	(34,948)
Interest payments as Financial Classifieds	-	-
Dividend payments to minority interests	(3,257)	(3,287)
Dividend payments by the entity that informs	(34,359)	(142,702)
Other Cash Flows from (Used in) Financing Activities	-	-
Other	-	-
Net Cash Flows from (Used in) Financing Activities	23,226	(164,295)

Increase (Decrease) Net cash and cash equivalents	371,811	(129,549)

Effects of Changes in Exchange Rates on Cash and Cash Equiv. to Cash	(32,572)	6,116
Net change in cash and cash equivalents	339,239	(123,433)

Cash and cash equivalents, cash flow statement, initial balance*	22,538	242,851
Cash and cash equivalents, cash flow statement, Final Balance	361,777	119,418

Cash and cash equivalents, cash flow statement, Final Balance	22,538	242,851
Cash and cash equivalents, cash flow statement, Final Balance	361,777	119,418

1 Exchange rate on September 30 2009 US$1.00 = 550.36
1 Exchange rate on September 30 2008 US$1.00 = 551.31